

September 18, 2023

Howard Lutnick
Chairman of the Board & Chief Executive Officer
BGC Group, Inc.
499 Park Avenue
New York, New York 10022

Re: BGC Group, Inc.
Registration Statement on Form S-4
Filed September 6, 2023
File No. 333-274356

Dear Howard Lutnick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Leland S. Benton, Esq.